Goodwin Procter The New York Times Building 620 Eighth Avenue New York, NY 10018

VIA EDGAR

February 5, 2024

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention: Doris Stacey Gama, Jason Drory, Eric Atallah and Lynn Dicker

Re:	Graphite Bio, Inc.
Amendment No. 1 to Registration Statement on Form S-4
Filed January 18, 2023
File No. 333-275919

Ladies and Gentlemen,

On behalf of Graphite Bio, Inc. (the “Company”), we are submitting this letter to the Securities and Exchange Commission (the “SEC”) via EDGAR in response to the comment letter from the staff of the SEC (the “Staff”), dated January 31, 2024 (the “Comment Letter”), pertaining to the Company’s above-referenced Registration Statement on Form S-4 (the “Registration Statement”). In connection with such responses, the Company is concurrently filing Amendment No. 2 to the Registration Statement (the “Amended Registration Statement”).

For your convenience, the Staff’s comments are summarized in this letter, and each comment is followed by the applicable responses on behalf of the Company. Unless otherwise indicated, page references in the responses correspond to the page numbers in the Amended Registration Statement. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings set forth in the Amended Registration Statement.

Amendment No. 1 to Registration Statement on Form S-4

The Merger

Background of the Merger, page 133

1.

We note your response to our prior comment 13 and reissue. You state on page 153 that “the manner by which Graphite’s stockholders would receive value in respect of potential near-term (within 12-18 months) revenue received under the LOA and the APA and a cost sharing arrangement between Graphite and LENZ regarding the expenses of Graphite’s 2023 fiscal year audit, which the parties ultimately agreed would be provided through an increase of $1.5 million in the enterprise valuation of Graphite and obviated a need for a post-closing CVR agreement.” Please revise your disclosure to clarify how the increase of $1.5 million was determined and agreed upon. In your disclosure in this section please include negotiations relating to this term, including any proposals and counter-proposals and explain how you reached agreement on the final increase or otherwise advise.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

February 5, 2024

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 154 and 155 of the Amended Registration Statement in response to the Staff’s comment.

2.

We note your response to our prior comments 14 and 15 and reissue in part. Please revise your disclosure to discuss how the material terms were negotiated and agreed upon for each of your agreements related to your legacy assets. In addition, please revise your disclosure to describe in greater detail the specific “outreach efforts” conducted prior to entering into the agreements or otherwise advise.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 134 and 140-146 of the Amended Registration Statement in response to the Staff’s comment.

Certain Unaudited Prospective Financial Information, page 162

3.

We note that you included projections for the quarter ended December 31, 2023. Please revise to clarify whether Lenz Therapeutics, Inc.’s actual results for the quarter ended December 31, 2023 were in line with your projections or otherwise advise. In addition, please revise to clarify whether you still believe that the projections, and the fairness opinion that partially relies on those projections, are reasonable.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that LENZ’s financial statements for the quarter ended December 31, 2023 are not yet available to determine whether such results were in line with the Company’s projections. The Company notes that the projections reflected Graphite management’s reasonable best estimates and facts and circumstances and information available to Graphite management at the time the projections were prepared; the projections cover a significant period of time, specifically 13 years through 2036, and LENZ is not forecasted to begin generating revenue until 2025; as disclosed, the Company undertook no obligation to update the projections; and the Company continues to believe that the projections are reasonable. The Company further notes that the fairness opinion issued by Leerink Partners LLC on November 14, 2023 (summarized under the section titled “The Merger—Opinion of Leerink Partners LLC”) was necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances in effect on November 14, 2023 and Leerink does not have an obligation to update, revise or reaffirm its opinions based on circumstances, developments or events occurring after November 14, 2023.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

February 5, 2024

Graphite’s Management’s Discussion and Analysis of Financial Condition and Results of Operations

License and Option to Acquire Nula-Cel Assets, page 346

4.

We note your response to prior comment 24 and are unable to concur with your analysis that the license and option agreement is not a material contract under Item 601(b)(10). Please revise your disclosure to describe the material terms of the license and option agreement as amended and file the agreements as exhibits pursuant to Item 601(b)(10) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 289, 348 and 398 of the Amended Registration Statement and has filed the license and option agreement, as amended, as Exhibit 10.46 in response to the Staff’s comment.

5.

You state that “[a]s of December 31, 2023, Kamau has not achieved the financial milestones and does not have the right to exercise the option.” Please identify the financial milestones that need to be achieved by Kamau and any dates such milestones need to be met by or otherwise.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 289, 348 and 398 of the Amended Registration Statement in response to the Staff’s comment.

Sale of Non-Genotoxic Targeted Conditioning Technology Assets, page 346

6.

We note your response to prior comment 25 and are unable to concur with your analysis that the APA is not a material contract under Item 601(b)(10). Please revise your disclosure to describe the material terms of the APA and file the agreement as an exhibit pursuant to Item 601(b)(10) of Regulation S-K. In addition, please revise your disclosure to disclose the royalty rate or range that does not exceed a ten point range.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 289, 347 and 399 of the Amended Registration Statement and has filed the APA as Exhibit 10.45 in response to the Staff’s comment.

General

7.

We note your response to prior comment 28. We do not agree with the analysis and conclusion set forth in your response letter. We note your disclosure on page 33 and elsewhere that, “Graphite currently has no ongoing programs…in February 2023 announced that it was discontinuing its development of nula-cel. In August 2023, Graphite entered into an agreement pursuant to which Graphite granted a third party rights to acquire Graphite’s technology and intellectual property related to its nula-cel program and related pre-clinical platform assets, and a separate agreement pursuant to which Graphite transferred to a third party its rights to its pre-clinical non-genotoxic conditioning program. Following these transactions, Graphite had no remaining ongoing development programs.” Please refer to footnote 943 of the Special Purpose Acquisition Companies, Shell Companies, and Projection adopting release (Release Nos. 33-11265; 34-99418; IC- 35096), available at https://www.sec.gov/files/rules/final/2024/33-11265.pdf.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 122 and 406 of the Amended Registration Statement in response to the Staff’s comment.

*****

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

February 5, 2024

Please contact the undersigned at (617) 570-1861 or via email at agoodman@goodwinlaw.com if you have any questions with respect to the foregoing.

Very truly yours,

/s/ Andrew H. Goodman
Andrew H. Goodman
Goodwin Procter LLP

cc:	Kimberlee C. Drapkin, Graphite Bio, Inc.

Maggie L. Wong, Goodwin Procter LLP

Shoaib Ghias, Goodwin Procter LLP

Tevia K. Pollard, Goodwin Procter LLP